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                              March 30, 2023

       Ronald Gutstein
       Chief Executive Officer
       COtwo Advisors Physical European Carbon Allowance Trust
       15 Woodcock Lane
       Ridgefield, CT 06877

                                                        Re: COtwo Advisors
Physical European Carbon Allowance Trust
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 13,
2023
                                                            CIK 0001958928

       Dear Ronald Gutstein:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       General

   1. Please tell us, and revise your disclosure to disclose, why you have chosen to structure the product to hold
physical carbon allowances in light of your disclosure that the futures market is more liquid
and active than the spot market.
 Ronald Gutstein
FirstName  LastNameRonald    Gutstein
COtwo Advisors   Physical European  Carbon Allowance Trust
Comapany
March      NameCOtwo Advisors Physical European Carbon Allowance Trust
       30, 2023
March2 30, 2023 Page 2
Page
FirstName LastName
Risk Factors
Risks Related to the Trust's Investments
The Trust will face currency exchange rate risk, page 13

2. Refer to your response to comment 17. Please disclose the currency exchange rate as of the most recent practicable date.
Risks Related to the Trust's Structure
If this offering of Shares does not raise sufficient funds, page 15

3. Refer to your response to comment 18. On page 15, you disclose that "[i]f the Sponsor and the Trust are unable to raise sufficient funds so that the Trust's expenses are reasonable in relation to its NAV, the Trust may be forced to terminate and investors may lose all or part of their investment." Please revise here and in the prospectus summary to provide quantitative disclosure regarding what you believe are "sufficient funds" and what you believe are reasonable expenses in relation to the Trust's NAV. EUAs and the EUA Industry, page 21

4. Refer to your response to comment 8. Please expand your disclosure here to highlight the fragmented nature of data regarding the EU carbon market and the lack of centralized market monitoring of the EU carbon market. In addition, please disclose here the potential that a lack of centralized market monitoring of the EU carbon market may make it more difficult to identify potential market manipulation and abuse practices.
5. Refer to your response to comment 21. Your revised disclosure explains that because the
         Covered Entities may require fewer EUAs as they reduce their emissions, the Covered
         Entities will be able to sell more EUAs in the secondary market, which will offset the reduction in the EUAs sold in auction. Please further expand your disclosure here to address the MSR's role in the reduction of surplus EUAs and the potential impact of the control of the total number of allowances in circulation on the Authorized Participants and the Trust's investors. In this regard, we note your disclosure on page 27 that "the EU use of the MSR and the linear reduction factor have great influence regarding the overall supply of EUAs available to the market."
6. Please update your disclosure on page 23 to describe the reform to the MSR that was expected to be completed by the end of December 2022.
Pricing of Allowances and Trading Volume, page 25

7. Please revise to clarify that the chart on page 26 shows the spot prices in continuous trading on the EEX and the prices on the ICE Endex in Euro/tCO2 from January 2018 to
         January 2022, and revise your disclosure to clarify what you intend to highlight by use of the chart. In addition, we note that you have included the same chart on page 36 and state that "[t]he chart below shows the mid-point of the bid/ask spread for EUAs traded on EEX
 Ronald Gutstein
FirstName  LastNameRonald    Gutstein
COtwo Advisors   Physical European  Carbon Allowance Trust
Comapany
March      NameCOtwo Advisors Physical European Carbon Allowance Trust
       30, 2023
March3 30, 2023 Page 3
Page
FirstName LastName
         and the Daily EUA Future throughout the trading days for the month of January 2023."
         Please revise for clarity and consistency.
Determination of Required Deposits, page 29

8. Refer to your response to comment 25. Please revise your disclosure to include your explanation and materiality analysis of disregarding fractional EUAs for purposes of computing the Basket Deposit on each day that the Exchange is open for regular trading. Clearly illustrate the impact to investors at different levels and over time, including the aggregate effect of selling multiple Creation Baskets at a discount over time.
Description of the Trust
Calculating NAV, page 36

9. Refer to your response to comment 3. Please revise here to include the table you included in your response letter that shows a comparison between the trading volumes of spot
         EUAs and daily EUA futures as well as the settlement prices. In addition, we note that it appears the settlement prices of the spot EUAs differ from the daily EUA futures. Please provide an analysis that shows the impact of using the daily EUA futures price as compared to the spot price to calculate NAV per share for basket creations and redemptions as well as the potential impact on the price per share in the secondary market. Please provide illustrative examples of how creations and redemptions will be conducted based on market prices in relation to various spot and futures prices.
U.S. Federal Income Tax Consequences
Taxation of U.S. Shareholders, page 54

10. Refer to your response to comment 6. Please revise your disclosure on page 54 that refers to a holder of shares acquiring its shares "principally" in exchange for EUAs so that it is consistent with your disclosure on page 1 that the Trust will not hold any assets other than
         EUAs or cash. Similarly, revise your disclosure in the first risk factor on page 12 to clarify that the Trust holds only EUAs and cash.
Performance, Financials and Other Information, page 55

11. Refer to your responses to comments 28 and 29. We re-issue prior comments 28 and 29 in full, including that you either provide a substantive response or an explanation of when you will be able to respond and why you are unable to respond at this time. Substantive responses to issued comments are integral to the review of future filings.

                We note your disclosure on page 5 that your NAV is determined on the basis of generally accepted accounting principles, and on page 33 that your NAV calculation
              includes determining the current market value of the Trust   s
total assets. Please
              enhance your disclosures to specifically discuss how you determine NAV, fair value and current market value, and cite the specific paragraph references in authoritative
 Ronald Gutstein
COtwo Advisors Physical European Carbon Allowance Trust
March 30, 2023
Page 4
              accounting literature that you use to support your determination. Also disclose the basis, if and for, differences between the valuations.
                As the Trust's assets will be comprised primarily of EUAs, please revise to disclose how you plan to account for the EUAs, including upon deposit and issuance of
              Baskets and disposition for the settlement of fund expenses and redemption of
              Baskets by the Trust. Cite specific paragraph references in authoritative accounting literature to support your position, where applicable.

       You may contact Bonnie Baynes at 202-551-4924 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sonia Bednarowski at 202-551-3666 with any other questions.



FirstName LastNameRonald Gutstein                  Sincerely,
Comapany NameCOtwo Advisors Physical European Carbon Allowance Trust
                                                   Division of Corporation
Finance
March 30, 2023 Page 4                              Office of Crypto Assets
FirstName LastName